Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13E-3
(Amendment No. 4)
Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

Computer Horizons Corp.
(Name of the Issuer)

Computer Horizons Corp.
(Name of Person Filing Statement)

Common Stock ($0.10 Par Value)
(Title of Class of Securities)

205908304
(CUSIP Number of Class of Securities)

Dennis J. Conroy Computer Horizons Corp. 2001 Route 46 East Suite 310 Parsippany, New Jersey 07054 (973) 257-5030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee:

Transaction Valuation	Amount of Filing Fee
$23,660.84	$4.63

* The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals one fiftieth of one percent of the transaction value.

☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4.63	Form or Registration No.: Schedule 13E-3

Filing Party: Computer Horizons Corp.	Date Filed: August 26, 2008

Introduction

This Amendment No. 4 to the Rule 13E-3 Transaction Statement (this “Amendment No. 4”) is being filed in connection with the annual meeting of the shareholders of the Company held on February 10, 2009 (the “Annual Meeting”).  The Company submitted to its shareholders proposals (1) to approve, subject to final action by the Board of Directors, an amendment to the Company’s Certificate of Incorporation whereby the Company would effect a 1-for-500 reverse stock split (the “Reverse Stock Split”) such that shareholders owning of record fewer than 500 shares of common stock, par value $0.10 per share (the “Common Stock”) would have such shares cancelled and converted into the right to receive $0.30 for each share of Common Stock held of record prior to the Reverse Stock Split; and (2) to approve, subject to shareholder approval of the proposal described in (1) above and final action by the Board of Directors, to take effect immediately following the Reverse Stock Split, an amendment to the Company’s Certificate of Incorporation whereby the Company would effect a 500-for-1 forward stock split of the outstanding Common Stock (the “Forward Stock Split” and together with the Reverse Stock Split, the “Reverse/Forward Stock Split”).

 The Reverse/Forward Stock Split is upon the terms and subject to the conditions set forth in the Definitive Proxy Statement, filed under cover of Schedule 14A with the Securities Exchange Commission (the “SEC”) on January 5, 2009. The purpose of this Amendment No. 4 is to file a final amendment to the Schedule 13E-3 to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3) of the Exchange Act of 1934, as amended (the “Exchange Act”).

A total of 27,601,513 shares of Common Stock were represented at the Annual Meeting in person or by proxy (representing approximately 82% of the total outstanding shares of Common Stock). At the Annual Meeting, the Reverse/Forward Stock Split was approved by a majority of the shares of the Company’s Common Stock outstanding and entitled to vote.

Amendments to the Company's Certificate of Incorporation to effect the Reverse/Forward Stock Split were filed with the Secretary of State of the State of New York on February 11, 2009. The Reverse/Forward Stock Split reduced the number of shareholders of record to fewer than 300, and, consequently on February 24, 2009 the Company filed a Form 15 with the SEC to terminate registration of the Common Stock under Rule 12g-4(a)(1) of the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

COMPUTER HORIZONS CORP.

By:	/s/ Dennis J. Conroy
Name: Title:	Dennis J. Conroy Chief Executive Officer

Dated: February 27, 2009